Exhibit 99.3

FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer”).

Trading Symbol: CURA

Date: November 11, 2021

1.	New Options Granted:

Date of Grant: See below table

Name of Optionee	Position (Director/ Officer/ Employee/ Consultant/ Management Company	Insider Yes or No?	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Grant Date: August 30, 2019
9 Individuals	Employees/Officers	Varied	453,806	CAD$9.27	10 years from date of hire
2 Individuals	Employees/Officers	No	146,611 (Restricted Stock Units)	N/A	N/A
Grant Date: November 22, 2019
107 Individuals	Employees/Officers/Directors	Varied	712,634	CAD$8.20	10 years from date of hire
23 Individuals	Employees/Officers/Directors	Varied	700,307 (Restricted Stock Units)	N/A	N/A
Grant Date: December 10, 2019
1 Individual	Officer	Yes	551,975	CAD$8.00	10 years from date of hire
1 Individual	Officer	Yes	414,357 (Restricted Stock Units)	N/A	N/A

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

Grant Date: January 30, 2020
56 Individuals	Employees/Officers/Directors	Varied	5,257,209	CAD$13.19	10 years from date of hire
Grant Date: March 27, 2020
8 Individuals	Employees/Officers	Varied	815,988	CAD$5.44	10 years from date of hire
4 Individuals	Employees/Officers	Varied	942,122 (Restricted Stock Units)	N/A	N/A
Grant Date: April 2, 2020
5 Individuals	Employees/Officers	No	323,922	CAD$4.94	10 years from date of hire
17 Individuals	Employees/Officers/Directors	Varied	565,292 (Restricted Stock Units)	N/A	N/A
Grant Date: May 20, 2020
2 Individuals	Employees/Officers	Varied	587,496	CAD$7.94	10 years from date of hire
Grant Date: August 19, 2020
4 Individuals	Employees/Officers	No	28,928	CAD$11.60	10 years from date of hire
1 Individual	Officer	No	227,105 (Restricted Stock Units)	N/A	N/A
Grant Date: August 25, 2020
1 Individual	Director	Yes	17,543 (Restricted Stock Units)	CAD$11.60	10 years from date of hire
Grant Date: November 20, 2020
4 Individuals	Employees/Officers	No	88,948	CAD$12.77	10 years from date of hire
2 Individuals	Employees/Officers	No	58,929 (Restricted Stock Units)	N/A	N/A
Grant Date: December 29, 2020
2 Individuals	Employees/Officers	No	24,230	CAD$16.00	10 years from date of hire
2 Individuals	Employees/Officers	No	9,029 (Restricted Stock Units)	N/A	N/A

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

Total Number of Subordinate Voting Shares: 8,845,136 Subordinate Voting Shares underlying Stock Options and 3,081,295 Subordinate Voting Shares underlying restricted stock units.

2.	Other Presently Outstanding Options:

Name of Optionee	No. of Optioned Shares	Exercise Price	Original Date of Grant	Expiry Date
Optionee	380,650	0.2300	10/3/2012	10 years
Optionee	490,650	0.2300	10/3/2012	10 years
Optionee	245,325	0.3000	1/29/2013	10 years
Optionee	81,775	0.3000	1/29/2013	10 years
Optionee	230,100	0.1200	5/5/2015	10 years
Optionee	1,097,861	0.2700	8/17/2015	10 years
Optionee	1,270,419	0.2700	8/17/2015	10 years
Optionee	2,700,308	0.1400	3/17/2016	10 years
Optionee	1,797,905	0.1400	3/17/2016	10 years
Optionee	327,100	0.6400	1/1/2017	10 years
Optionee	438,067	0.6400	7/1/2017	10 years
Optionee	899,833	0.6400	7/1/2017	10 years
Optionee	419,883	0.6400	8/7/2017	10 years
Optionee	207,505	0.6400	1/3/2017	10 years
Optionee	59,034	0.6400	8/14/2017	10 years
Optionee	615,667	0.6400	10/2/2017	10 years
Optionee	38,533	0.6400	10/2/2017	10 years
Optionee	109,033	1.0400	1/1/2018	10 years
Optionee	850,314	1.0400	1/1/2018	10 years
Optionee	114,729	11.4500	10/28/2018	10 years
Optionee	2,288,164	11.4500	10/28/2018	10 years
Optionee	4,749	12.2900	3/28/2019	10 years
Optionee	2,849	12.2900	3/28/2019	10 years
Optionee	5,540	12.2900	3/28/2019	10 years
Optionee	31,990	12.2900	3/28/2019	10 years
Optionee	868,010	12.2900	3/28/2019	10 years
Optionee	3,271	12.2900	3/28/2019	10 years
Optionee	4,591	12.2900	3/28/2019	10 years
Optionee	4,907	12.2900	3/28/2019	10 years
Optionee	8,020	12.2900	3/28/2019	10 years
Optionee	16,041	12.2900	3/28/2019	10 years
Optionee	19,945	12.2900	3/28/2019	10 years
Optionee	1,520	12.2900	3/28/2019	10 years
Optionee	5,699	12.2900	3/28/2019	10 years
Optionee	3,166	12.2900	3/28/2019	10 years

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

Name of Awardee	No. of Shares	Grant Price	Original Date of Grant	Expiration Date
Holder (RSU)	312,500	0.0000	3/28/2019	N/A
Holder (RSU)	47,870	0.0000	3/28/2019	N/A

3.	Additional Information

(a)	If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held.

Not applicable.

(b)	State the date of the news release announcing the grant of options.

Not applicable.

(c)	State the total issued and outstanding share capital at the date of grant or amendment.

Subordinate Voting Shares only as of December 31, 2020: 569,831,140

Subordinate Voting Shares and the Multiple Voting Shares combined as of December 31, 2020:  663,801,845 (the “Outstanding Shares”)

(d)	State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options.

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

Approximately 3.689% of the Outstanding Shares

(e)	If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan.

27,000,000

(f)	If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors.

Not applicable.

(g)	Describe the particulars of any proposed material changes in the affairs of the Issuer.

Not applicable.

4.	Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

[signature page follows]

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

Dated:	November 11, 2021

Peter Clateman
Name of Director or Senior Officer

(signed) Peter Clateman
Signature

Chief Legal Officer
Official Capacity

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT